Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com

For Immediate Release	Symbols: TSX - PDLL
October 25, 2007	AMEX - PALL

North American Palladium Files Initial NI 43-101 Compliant Mineral
Resource Estimate for the Shebandowan West Nickel-Copper-PGM Project

Toronto, Ontario — North American Palladium Ltd. is pleased to announce the results of the first mineral resource estimate for its Shebandowan project, located west of Thunder Bay, Ontario and within 100 kilometres of the Company’s producing mine.  The Shebandowan West project forms part of a larger series of claims over which the Company has a right to earn a 50% interest under an agreement with CVRD-Inco, who shall own the remaining 50% interest, and encompasses four mineralized zones located at shallow depths known as the Shaft, West, Road and “D” zones.

The mineral resource estimate found that measured and indicated resources for the four zones total approximately 2.58 million tonnes grading 0.91% Ni, 0.62% Cu, 1.09 g/t Pd, 0.34 g/t Pt and 0.23 g/t Au and that inferred resources total an additional 340,000 tonnes grading 1.11% Ni, 0.61% Cu, 0.97 g/t Pd, 0.27 g/t Pt and 0.18 g/t Au.

Mr. Jim Excell, President and CEO of North American Palladium commented:  “The results of this mineral resource estimate confirm our view that the mineralization at the Shebandowan West project has the potential to be a profitable operation.  Our current plans for this project include an underground mine at Shebandowan West with the material being transported by truck to our existing Lac des Iles operating mine and mill for processing.  Studies are underway to examine the technical and economic viability of the various aspects of this mining scenario.  A bulk sampling program will commence in the first half of 2008.  We wish to acknowledge the dedication and hard work of the members of our exploration team in advancing the property to its current state.”

The Shebandowan West project is located in an area lying immediately west of the former Shebandowan mine.  The nickel-copper-PGM mineralization found at the Shebandowan West project is believed to represent the western extension of the Shebandowan mine ore body.  North American Palladium has been conducting exploration programs targeting known and under-explored zones of nickel-copper mineralization that were located along strike to the west of the former mine.  The former Shebandowan mine, which was in operation from 1971 to 1998, produced 8.7 million tonnes at 2.07% nickel, 1.00% copper and approximately 3.0 g/t platinum group elements (PGE) and gold.

The nickel-copper mineralization on the property is hosted by an east-west striking, steeply dipping unit of ultramafic volcanic rocks, and is viewed as having similarities to the nickel-copper mineralization found in the Kambalda region of Australia or in the Raglan area in Canada.  On the Shebandowan property, the nickel-copper bearing sulphide minerals (chiefly pendlandite and chalcopyrite, respectively) mainly occur as breccia and stringer style mineralization with sections of semi-massive to massive sulphides.  On the Shebandowan West project, nickel-copper mineralization is hosted in each of the four separate zones:  Shaft, West, Road Zone (North and South lenses) and D Zone.

The favorable results from these recent drilling programs allowed for the preparation of a National Instrument 43-101 compliant estimate of the mineral resources of the property (details of the drilling results can be found in the Company’s news releases contained on its web site at www.napalladium.com).  The mineral resource estimate was prepared by Mr. Fred H. Brown, CPG, Pr. Sci. Nat. who is an independent Qualified Person.  The complete details pertaining to the mineral resource estimate are available in a Technical Report prepared in compliance with the requirements of National Instrument 43-101 which will be posted on the SEDAR website at www.sedar.com.  The estimated mineral resources were classified according to the guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and are shown in    Table 1.

Table 1 — Estimated Total Mineral Resources for the Shebandowan West Project.

Category	Tonnes	Ni %	Cu %	Pd g/t	Pt g/t	Au g/t
Measured	736,000	0.89	0.66	1.19	0.37	0.22
Indicated	1,847,000	0.92	0.60	1.05	0.33	0.23
Total, Measured + Indicated	2,583,000	0.91	0.62	1.09	0.34	0.23
Inferred	342,000	1.11	0.61	0.97	0.27	0.18

Mr. Reno Pressacco, P.Geo., Vice President, Exploration & Development for North American Palladium Ltd., is the Qualified Person who supervised the preparation of this news release.

CVRD Inco Limited, a wholly-owned subsidiary of CVRD and owner of the Shebandowan Property takes no responsibility for nor makes any representation or warranty relating to any information contained in this news release.

North American Palladium is Canada’s only primary producer of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals.  The Company is also pursuing two additional advanced exploration projects: the Offset High Grade Zone at its Lac des Iles mine and the Arctic Platinum Project in Finland.

Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

Jim Excell President and Chief Executive Officer Tel: (416) 360-7971 Ext. 223 Email: jexcell@napalladium.com

Linda Armstrong Director, Investor Relations Tel: (416) 360-7971 Ext. 226 Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in strong demand and prices for palladium and by-product metals; the integrated operation of the company’s underground mine and the open pit mine remain viable operationally and economically; financing will be available on reasonable terms; blended mill feed head grade and mill performance will proceed as expected; mine plan scenarios will be viable; and exploration and development work will proceed as expected.  The company cautions the reader that forward-looking statements involve risks and uncertainties that may cause the actual results or performance of North American Palladium to be materially different from estimated results or performance expressed or implied and that the forward-looking statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development; and other risks associated with the mining business. These factors are discussed in greater detail in the company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.